UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02064949

NOACT
P.E 11-3-02
1-05540

November 3, 2002

Act 1934
Section
Rule 14A-8
Public Availability 11-3-2002

Simon B. Halfin
Counsel
Peoples Energy Corporation
130 East Randolph Dr.
Chicago, IL 60601

Re: Peoples Energy Corporation
Incoming letter dated September 16, 2002

PROCESSED
FEB 10 2003
THOMSON
FINANCIAL

Dear Mr. Halfin:

This is in response to your letter dated September 16, 2002 concerning the shareholder proposal submitted to Peoples Energy by Mr. Wayne S. Pasowicz. We also have received a letter from the proponent dated September 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Wayne S. Pasowicz
7320 N. Oconto Ave
Chicago, IL 60631

PEOPLES
ENERGY

September 16, 2002

BY OVERNIGHT DELIVERY

RECEIVED
2002 SEP 20 PM 3:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal

Ladies and Gentlemen:

On behalf of Peoples Energy Corporation ("Peoples Energy") and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), I hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") that Peoples Energy intends to omit from its proxy materials for Peoples Energy's 2003 annual meeting of shareholders (the "2003 Annual Meeting") a proposal (the "Proposal") submitted by a shareholder (the "Proponent"). The Proposal and the supporting statement (the "Supporting Statement") are attached hereto as Exhibit A. Pursuant to Rule 14a-8(j), Peoples Energy hereby requests confirmation that the Division will not recommend any type of enforcement action to the Commission if Peoples Energy omits the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons set forth below.

Enclosed are six copies of this letter, which includes an explanation of why Peoples Energy believes it may exclude the Proposal, six copies of the Proposal and the Supporting Statement. A copy of this letter is also being sent to the Proponent as notice of Peoples Energy's intent to exclude the Proposal from Peoples Energy's proxy materials for the 2003 Annual Meeting.

1. Proposal

The Proposal is as follows:

Resolved: The shareholders urge our board of directors to take the necessary steps to amend the by-laws to require that an independent director who has not served as chief execution officer ("CEO") of the Company shall serve as chairman of the Board of Directors.

130 East Randolph Dr • Chicago IL 60601 • (312)240-4000

2. Reasons for Excluding the Proposal

Peoples Energy believes that the Proposal may be properly omitted from its proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(3) as violating the proxy rules; Rule 14a-8(i)(8) as relating to an election of directors; and Rule 14a-8(i)(4) as relating to a personal grievance.

a. The Proposal is excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the omission of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal and the Supporting Statement should be omitted from the proxy materials because it is contrary to Rule 14a-9, which prohibits materially false and misleading statements (including material omissions) in proxy solicitation materials. The Supporting Statement is materially misleading for the following reasons.

In the first paragraph of the Supporting Statement, the Proponent states that "the main purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO and CFO." The Proponent provides no support for this statement and he fails to note that this statement is the Proponent's opinion regarding the primary purpose of the Board of Directors. In the second sentence, the Proponent states "we believe that a separation of the role of Chairman of the Board and the CEO will provide greater accountability of management to the shareholders." This statement implies that existing accountability of management to the shareholders is inadequate. In effect, the Proponent is asserting, without any factual basis, that the Board of Directors has not fulfilled its fiduciary obligations to Peoples Energy's shareholders; accordingly, the Proponent's statement is false and misleading. Additionally, the Proponent's use of the pronoun "we" implies that more than one person holds this belief. The Proponent is an individual and submitted the Proposal as an individual. It is therefore misleading and false to state that his own personal belief is held by other persons without providing factual support.

In the second paragraph of the Supporting Statement, the Proponent states that "separating the position of Chairman of the Board and CEO will enhance independent leadership at Peoples Energy Corp." without noting that this statement is not fact, but only the Proponent's unsupported opinion. The Proponent also states in the second paragraph that "many institutional investors have found that a strong independent Chairman of the Board can best provide the necessary oversight of management." However, the Proponent only cites CalPERS' Corporate Governance Core Principles and Guidelines, dated April 13, 1998 ("CalPERS' Guidelines") in support of this statement. While CalPERS is a large institutional investor, it is not "many institutional investors." Moreover, the Proponent's cite to CalPERS' Guidelines is itself misleading. The Proponent cites from CalPERS' Guidelines as follows: "the independence of a majority of the Board is not enough" and that "[t]he leadership of the [board] must embrace independence and it must ultimately change the way in which directors interact with management." The Proponent omits to cite Section II.A.3 of CalPERS' Guidelines immediately following the Proponent's cite, wherein CalPERS' Guidelines make recommendations regarding independent leadership "when the chair of the board *also* serves as the company's chief executive officer." [emphasis added]. In other words, CalPERS' Guidelines specifically contemplate a combination of the chief executive and chairman positions. CalPERS' Guidelines acknowledge that there exists an ongoing debate regarding an "independent chair structure in American corporate culture," but the CalPERS' Guidelines do not recommend that companies separate the chief executive and chairman positions. The Proponent's failure to state that CalPERS' Guidelines do not call for a separation of the chief executive and chairman positions and his inaccurate use of cites from CalPERS' Guideline to imply otherwise is materially misleading. Proponent's materially misleading use of CalPERS' Guidelines will cause Peoples Energy's shareholders to wrongly believe that such guidelines call for a separation of the chief executive and chairman positions.

In the fourth paragraph of the Supporting Statement, the Proponent states that "an independent Chairman of the Board will . . . minimize the potential legal liabilities going forward." The Proponent fails to identify what, if any, legal liabilities will be minimized or how his proposal will minimize such unspecified legal liabilities. This statement misleadingly suggests that Peoples Energy will be able to lower its potential legal liabilities and associated legal expenses by adopting the Proposal without the Proponent providing any factual or even theoretical basis for his opinion.

The Proponent's Supporting Statement contains unsupported and materially misleading statements and omissions. Accordingly, the Proposal and the Supporting Statement are properly excludable under Rule 14a-8(i)(3).

b. The Proposal is excludable under Rule 14a-8(i)(8).

Under Rule 14a-8(i)(8) a proposal can be excluded on the basis that it "relates to an election for membership on the company's board of directors or analogous governing body." The Proposal is properly excludable under Rule 14a-8(i)(8) because it relates to the election of Peoples Energy's Chairman of the Board, President and Chief Executive Officer.

The Division has stated that "the principal purpose of this ground for exclusion [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." SEC Release No. 34-12598 (July 7, 1976). The Division has also stated that a proposal involving new qualifications for directors, if applied to current nominees is excludable under Rule 14a-8(i)(8) as relating to an election of directors. *Chicago Milwaukee Corporation* (September 23, 2002).

Mr. Thomas M. Patrick, Peoples Energy's current Chairman of the Board, President and Chief Executive Officer, has been a director since 1998 and assumed his current position in August, 2002. It is expected that, in accordance with past practice, the Board of Directors will nominate Mr. Patrick for re-election as a director at the upcoming annual meeting. It is also expected that Mr. Patrick will be elected by the Board to serve as Chairman of the Board, President and Chief Executive Officer for the next year. The Proposal attempts to set new qualifications for Mr. Patrick by effectively precluding Mr. Patrick from continuing to serve as Chairman of the Board because he is also Peoples Energy's Chief Executive Officer. Inclusion of the Proposal would directly affect whether shareholders of Peoples Energy choose to re-elect Mr. Patrick because of concerns about whether he would be able to serve as both Chairman of the Board and Chief Executive Officer. The Proposal constitutes an attempt to dissuade shareholders from voting in favor of Mr. Patrick as a director.

The Proposal is directly related to Mr. Patrick's re-election to the Board of Directors and is therefore properly excludable under Rule 14a-8(i)(8).

c. The Proposal is excludable under Rule 14a-8(i)(4).

Rule 14a-8(i)(4) provides that a proposal may be omitted when it "relates to the redress of a personal claim or grievance against the company . . . or is designed to further a personal interest which is not held by the other shareholders at large." Although the Proposal is phrased in a manner that does not on its face appear to relate to a personal grievance, the Proponent's history of confrontation with Peoples Energy strongly suggests that the Proposal is an attempt by the Proponent to redress a personal grievance against Peoples Energy. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(4).

The purpose of Rule 14a-8(i)(4) is to provide shareholders with a means to communicate with other shareholders on matters of mutual concern. Subsection 8(i)(4) "ensure[s] that the security holder proposal process would not be abused by proponents attempting to achieve personal ends." Release No. 34-20091 (August 16, 1983). Further, the Commission has stated that a proposal may be phrased so as to relate to the "general interest" of all shareholders, but still be designed to redress a personal grievance. Release No. 34-19135 (October 14, 1982). The intent of the proposal may be to redress a personal grievance even if the subject matter of the proposal does not relate specifically to the personal grievance. *Burlington North Santa Fe Corp.* (February 5, 1999). The Division has denounced this misuse of the shareholder proposal process and has characterized the cost and time involved in dealing with such misuse as nothing less than a disservice to the interests of the company and its shareholders at large. Release No. 34-19135 (October 14, 1982).

The Proponent is a former employee of The Peoples Gas Light and Coke Company ("Peoples Gas"), a subsidiary of Peoples Energy. His employment was involuntarily terminated in October, 2000 and he filed claims against Peoples Gas before the Illinois Department of Human Rights and the City of Chicago Commission on Human Relations. On February 5, 2002, the Proponent's claims were dismissed by the Illinois Department of Human Rights. On March 11, 2002, the Proponent filed a Request for Review of this dismissal which was subsequently denied.

The timing of the Proponent's submission of proposals to Peoples Energy and the timing of his dismissal from Peoples Gas and his subsequent employment claims are directly related events. In 2001, the Proponent submitted a different proposal (the "Prior Proposal") for presentation at Peoples Energy's 2002 annual meeting of shareholders. The Prior Proposal was overwhelmingly defeated. The Prior Proposal was the first shareholder proposal that the Proponent had ever submitted since becoming a Peoples Energy shareholder over 19 years ago. It was also the first time subsequent to the Proponent's dismissal in October, 2000 that the Proponent had an opportunity to submit a proposal for a Peoples Energy annual meeting of its shareholders. It is noteworthy that the Proponent submitted his first proposal subsequent to his dismissal and at a time when his employment claim was still pending. Now, at a time when the Proponent's employment claim has been dismissed, the Proponent has again submitted a proposal. The timing of each submission by the Proponent of a proposal has arisen subsequent to the Proponent's involuntary termination or the denial of his employment claim.

The Proponent has chosen to use the shareholder proposal process as another forum to vent his personal dissatisfaction, which stems from his personal grievances against Peoples Gas. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(4).

3. Conclusion

On the basis of the foregoing, Peoples Energy respectfully requests the concurrence of the Division that the Proposal and the Supporting Statement may be excluded from Peoples Energy's proxy materials relating to the 2003 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (312) 240-4411.

Please acknowledge your receipt of this letter by stamping and returning the enclosed receipt copy of this letter in the enclosed prepaid return envelope. Thank you for your attention to this matter.

Very truly yours,

Simon B. Halfin
Counsel

Enclosures

SHAREHOLDER PROPOSAL
FOR THE NEXT ANNUAL MEETING

"Resolved: The shareholders urge our board of directors to take the necessary steps to amend the bylaws to require that an independent director who has not served as chief execution officer ("CEO") of the Company shall serve as chairman of the Board of Directors.

Supporting Statement: The main purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO and CFO. We believe that a separation of the roles of Chairmen of the Board and the CEO will provide greater accountability of management to the shareholders.

Separating the position of Chairman of the Board and CEO will enhance independent Board leadership at Peoples Energy Corp.. Many institutional investors have found that a strong independent Chairman of the Board can best provide the necessary oversight of management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "The leadership of the must embrace independence and it must ultimately change the way in which directors interact with management."

Corporate governance experts have questioned how one person serving as both Chairman of the Board and CEO can effectively monitor and evaluate their own performance. The NACD Blue Ribbon Commission on Directors professionalism has recommended that an independent director should be charged with "organizing the boards evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises."

In the proponent's opinion an independent Chairman of the Board will: 1) strengthen the Boards' independence and integrity; 2) provide the check and balances needed to monitor management's activities; 3) minimize the potential legal liabilities going forward.

In addition this proposal was approved by a majority of shareholders at the 2002 annual meeting of UAL Corp..

We urge you to vote ***FOR*** this proposal.

Revised
6/24/02

09/23/2002

Office of Chief Counsel
Division of Corporate Finance.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Peoples Energy statement concerning the omission of a Shareholder Proposal

Following is my response to the Peoples Energy proposal and supporting statement dated 09/19/2002 sent to the SEC, in which they plan to omit the shareholder proposal submitted by Wayne S. Pasowicz Trustee for the Wayne S. Pasowicz tr. UAD 8/30/99.

Enclosed are six copies of my response to the Peoples Energy statement that my the proposal should be omitted from the 2003 proxy material. A copy of my response and attachments is also being sent to Peoples Energy Corporation.

1. Reasons why my shareholder proposal should not be excluded

I believe the shareholder proposal should be included. All of Peoples Energy reasons why the proposal should be excluded are flawed and try to twist the true content of the proposal.

a. Peoples Energy states that the proposal is excludable under rule 14a-8(i)(3). In my opinion this proposal does not contain misleading statements and unsupported material. Yes the supporting statement is the proponents opinion but it is also the independent opinon of other shareholders of other corporations. Similar shareholder proposals and supporting statements have been submitted to the SEC and have been included in proxy material. Please see attachments "A" and "B" for copies of UAL Corp. and Union Pacific Corp. 2002 proxy material, with similar shareholder proposals and supporting statements. In addition on Friday September 20, 2002 on CNBC cable television, Mr. Jack Bogle the founder of the Vanguard Group stated during a interview there should be a seperation of the duties of the CEO and the Chairman of the Board. This would make the board more accountable to the shareholders and the board would be more independent of corporate management. He also stated that retired CEO should not be allowed to serve as the Chairman of the Board.

b. Peoples Energy states the proposal should be excluded under rule 14a-8(i)(8). Peoples Energy is not interpreting the rule correctly. In my opinion the rule states that you can not submit a shareholder proposal, if the proposal is a attempt to gain membership on the board or governing body. This proposal doesn't attempt to gain membership on the board or governing body. The proposal is trying to make changes in corporate governance which I feel is needs to be changed with the current state of the stock market. In Peoples Energy response it states " The Division has also stated that a proposal involving new qualifications for directors, if applied to current nominees is excludable under rule 14a-8(i)(8) as relating to an election of directors" My shareholder proposal doesn't change the qualifications for directors or the way directors are elected. If this proposal passes it is not a binding proposal it is an advisory proposal and the results may or may not be implemented. At the bottom of page 3 of Peoples Energy response it states " The proposal constitutes an attempt to dissuade shareholders from voting in favor of Mr. Patrick as a director". This is another attempt by Peoples Energy to twist the facts of the proposal to suit their agenda to have the proposal excluded. There is nothing in the proposal stating that a shareholder shouldn't vote for Mr. Patrick as a director. Peoples Energy is make a false assumption with no data or facts. (Note : Peoples Energy should have done some research of corporations with similar shareholder proposal. They would have found out that the current CEO/Chairman of the Board where reelected to there boards.) The proposal is in no way directly related to Mr. Patrick's reelection to the Board of Directors therefore it is not excludable under rule 14a-8(i)(8).

c. Peoples Energy states that the shareholder proposal should be excluded under Rule 14a-8(i)(4). In my the opinion statement by Peoples Energy is very misleading. They state that the proposal is a attempt to redress personnel grievance against Peoples Energy. This is only their opinion and is no way the truth. This statement is pure speculation by Peoples Energy. Currently I own stock directly in over 70 different publicly traded corporations. In the last two years almost half these corporations there have been shareholder proposal concerning the board of directors. I have always been a strong advocate of shareholders rights and I am critical of the lack of accountability of board members and executive management In addition, similar proposals to make the CEO and Chairman of the Board separate position has been put to a vote of the shareholders by many corporations, in fact the shareholders of UAL Corp. approved a similar proposal.

Peoples Energy states that I have a pending claims against the Company this is true, but it they are only telling a small part of the story. Similar argument was made by Peoples Energy last year. In a letter from Jonathan Ingram of the SEC dated November 26, 2001 it states that Peoples Energy couldn't exclude my shareholder proposal under rule 14a-8(i)(4) see attachment "C". Peoples Energy states in their proposal that my proposal submitted last year and was voted on by fellow shareholders was overwhelmingly defeated. This shows the arrogance of Peoples Energy Corp.. There are many politicians and sports teams the are soundly defeated and they don't give up their principles and they try again and again. Also Peoples Energy statement is misleading, the proposal did receive nine percent of the vote. During that time period, that was a very good result, before all the corporate scandals and falling stock prices in which I feel is because of a lack of strong corporate governance. Peoples Energy a Illinois corporation is required to have cumulative voting for its directors, therefore if 11 percent of the shares are cast for a single candidate they would be elected to the board. The proxy material sent to shareholders last year for Peoples Energy Corp. by D..H. King didn't allow for a cumulative voting as required by Illinois law when voting for the directors. I feel it is the company's responsibility to make sure that all proxy material sent to shareholders is correct. Peoples Energy also stated that I didn't submit a shareholder proposal for 19 years. Just because I didn't submit a shareholder proposal for many years how can Peoples Energy say I give up my right as a owner of the corporation to submit a shareholder proposal I don't think so. I always was a vocal critic and always stated that a strong corporate governance is important. Lately I have delusion about corporate management's and the independence of the board's. At Peoples Energy a former President of a subsidiary of Peoples Energy had a employment contract. This President received a muti-million dollar payment at end of the contract and this payment never was revied to the shareholders of the Corporation. Peoples Energy management may thing that this payment doesn't have a material affect on the corporation therefore they don't have to tell the owners/shareholders. Many other shareholders and myself think it does. In another case the spouse of a Senior Vice President was managing money in the Peoples Energy pension plan. I feel this is a conflict of interest and only way similar situation like this can be avoided is by having the board leadership be independent of the executive management of the corporation. That is why I submitted this proposal so the owners/shareholders have a opportunity to vote for changes in corporate governance.

Peoples Energy made a initial response to my shareholder proposal on June 27, 2002 is attachment "D". Peoples Energy states that my proposal can be excluded because it was two proposals and they where trying to get me to make changes to my proposal. I feel this letter was only sent to try to buffalo me into changing my proposal so it won't be similar to shareholder proposals of other corporations. The initial response to me that my proposal was two proposals was not even mentioned in there document sent to the SEC in order to exclude my proposal . See attachment "E" for my response to Peoples Energy dated July 6, 2002. The letter from Peoples Energy on June 27, 2002 proves in my mind that Peoples Energy doesn't want the owners/shareholders to vote on any proposal that would attempt to make changes to the current management and board of director structures.

2. Conclusion

On the bases of the foregoing I believe the shareholder proposal should be included in the proxy material relating to the 2003 Annual Meeting.

If you have any questions regarding the foregoing please contact me at (773) 773-7357

Thank You

Wayne S. Pasowicz TTEE
FOR THE
Wayne S. Pasowicz Rev TR. UAD 8/30/99
7320 N. Oconto Av.
Chicago, IL. 60631

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UAL CORP /DE/ filed this DEF 14A on 03/27/2002.

performance-based compensation to evaluate the Company's performance in strengthening the Company's core air transportation business."

THE BOARD OF DIRECTORS OPPOSES THE ABOVE PROPOSAL.

The tragic events of September 11th have had a profound affect on UAL. We continue to grieve the senseless loss of life of our employees and customers and we have been and will continue to take all steps in our power to protect the safety of our employees and customers. Of course, these events have adversely affected the economics of the entire airline industry including UAL and we have responded by dramatically reducing our costs. This has led to very painful reductions in our workforce as well as inconvenience to our customers.

It is our strongest priority to return our airline to financial stability. This goal provides the best opportunity to rebuild the airline and recall furloughed employees when it is financially prudent to do so. However, the Board does not believe that the factors suggested by the resolution are in all cases appropriate measures for executive compensation. The decision as to which measures should be adopted in determining executive performance-based compensation is a complex one and is the responsibility of the Compensation Committee of the Board, two members of which are designees of our principal labor unions. The Board would expect that some of the measures of performance-based executive compensation might reflect successful rebuilding of the airline, such as increased revenues and yields. However the measures suggested by the resolution in the opinion of the Board unduly tie the concept of rebuilding our airline to the incurring of costs, which does not necessarily indicate successful rebuilding of UAL's core business, and unduly restrain the discretion of the Compensation Committee of the Board.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THIS PROPOSAL.

PROPOSAL NO. 5 CONCERNING THE CEO AND CHAIRMAN POSITIONS

Mr. Douglas Walsh, 32 Morris Avenue West, Malverne, NY 11565, owner of 202 shares, has given notice that he will introduce the following resolution at the annual meeting:

"UAL CORPORATION SHAREHOLDER PROPOSAL
SEPARATE THE CEO AND CHAIRMAN POSITIONS

"RESOLVED, that the shareholders of UAL Corporation (the "Company") urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as chairman of the Board of Directors."

Supporting Statement

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. We believe that such oversight is important in light of the performance of UAL's stock under its former Chairman and CEO, James E. Goodwin. For example, during a 13-month period following the announcement of a proposed merger with US Airways, UAL

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"A-2"

UAL CORP /DE/ filed this DEF 14A on 03/27/2002.

stock dropped by 34 percent, while the AMEX Airline Index fell only 12 percent during the same time period.

In our view, a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at UAL. Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors' Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

We believe that separating the positions of Chairman and CEO will enhance independent Board leadership at UAL. Institutional Shareholders Services, a leading proxy voting and corporate governance advisory firm, asserts in their Proxy Voting Manual that an annual survey of institutional investors for Russell Reynolds Associates found that "slightly more than half of institutional investors prefer separation of the roles of CEO and Chairman." Also, CalPERS' Corporate Governance Core Principles and Guidelines state that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

The Board continues to face challenges in its oversight of UAL management. We strongly believe that an independent chairman will strengthen the Board's integrity.

For these reasons, we urge you to vote FOR this resolution."

THE BOARD OF DIRECTORS OPPOSES THE ABOVE PROPOSAL.

The Board of Directors does not believe that this proposal is in the best interest of the UAL stockholders. UAL's Bylaws currently require that the Chief Executive Officer be the Chairman of the Board. The Board believes that it is desirable to have the flexibility to decide on a case by case basis whether a CEO, or some other director, should be the Chairman of the Board. Amending the Bylaws as proposed would deprive the Board of the freedom to select a Chairman who at the time is the most qualified individual to lead the Board. The Board believes that at the present time it is in the best interest of the Company to be led by an executive who is both Chairman of the Board and the CEO but intends to reconsider this from time to time in the future and would consider amending UAL's Bylaws should the Board determine that separate individuals should serve as Chairman and CEO.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THIS PROPOSAL.

"B-1"

(2) RATIFICATION OF APPOINTMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors, upon the recommendation of the Audit Committee, has appointed Deloitte & Touche LLP as the firm of independent certified public accountants to audit the books and accounts of the Company and its consolidated subsidiaries for the year 2002 subject to ratification by shareholders. The appointment of Deloitte & Touche LLP continues a relationship that began in 1969.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting and will have an opportunity to make a statement if such representative desires to do so and will be available to respond to appropriate questions by shareholders.

The Board of Directors recommends that shareholders vote FOR approval of Proposal 2.

(3) SHAREHOLDER PROPOSAL REGARDING CHAIRMAN OF THE BOARD

The Amalgamated Bank of New York LongView Collective Investment Fund, 11-15 Union Square, New York, NY 10003, the beneficial owner of 73,258 shares of the Company's Common Stock, has submitted the following proposal. **The Board of Directors recommends a vote against this proposal.** The vote required for approval would be a majority of the votes cast on this proposal.

Proposal:

RESOLVED: The shareholders of Union Pacific Corporation ("Union Pacific" or the "Company") urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as Chairman of the Board of Directors.

SUPPORTING STATEMENT

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Such oversight is important in light of the performance of Union Pacific's stock under its current Chairman

"B-2"

and CEO, Richard Davidson. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at Union Pacific.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The NACD Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

Separating the positions of Chairman and CEO will enhance independent Board leadership at Union Pacific. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' *Corporate Governance Core Principles and Guidelines* states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

Under Richard Davidson's leadership as Chairman and CEO, Union Pacific shareholders have seen the stock price falter and the dividend cut by more than half. Indeed, the Company's stock price has been flat for the five-year period ending November 7, 2001. The Southern Pacific acquisition resulted in unforeseen traffic congestion that cost Union Pacific approximately $450 million after taxes in 1997. The integration of Southern Pacific into the Company's operations has continued to incur costs in subsequent years. A lifelong Union Pacific employee, Davidson admitted in *The Wall Street Journal* that "this has truly been a humbling experience and no way to run a railroad."

We believe that separating the CEO and Chairman positions and having an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

For these reasons, we urge a vote FOR this resolution.

Recommendation of the Board of Directors:

This same proposal by the same proponent was defeated by nearly 80% of the votes cast at last year's Annual Meeting. The Board views this as strong support for its position

"C-1"

November 26, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peoples Energy Corporation
Incoming letter dated October 5, 2001

The proposal urges the board to take the necessary steps to nominate at least two candidates for each directorship to be filled by voting of shareholders at the annual meeting.

We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(2). In our view, the proposal does not require separate voting for each open board position, but rather, requires the nomination of at least two candidates for each open board position. Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Peoples Energy may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the sentence that begins "Even directors . . ." and ends ". . . pluralities";
- delete the sentence that begins "The pool . . ." and ends ". . . its shareholders";
- recast the phrase that begins "Our board should . . ." and ends ". . . democratically-elected directors" as the proponent's opinion;
- delete the phrase that begins "the current method . . ." and ends ". . . Cuba"; and

"C-2"

- delete the sentence that begins "The point . . ." and ends ". . . company the shareholders."

Accordingly, unless the proponent provides Peoples Energy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Peoples Energy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Jonathan Ingram
Special Counsel

PEOPLES
ENERGY
Peoples Gas
North Shore Gas

"D"

BY MESSENGER
AND CERTIFIED MAIL

June 27, 2002

Wayne S. Pasowicz TTEE FOR THE
Wayne S. Pasowicz Rev TR. UAD 8/30/99
7320 North Oconto Avenue
Chicago, IL 60631

Re: Shareholder Proposal

Dear Mr. Pasowicz:

I am in receipt of your letters to Mr. Kauffman dated June 17 and June 24, 2002. In your letters, you enclosed two shareholder proposals for inclusion in Peoples Energy Corporation's Proxy Statement for its 2003 Annual Meeting of Shareholders.

Your proposals fail to comply with one of the procedural requirements set forth in Securities and Exchange Commission ("SEC") Rule 14a-8 (17 CFR §240.14a-8). Specifically, you failed to comply with Rule 14a-8(c) by including two proposals in your letter namely: (i) that the Company's Board of Directors take the necessary steps to amend the by-laws to require that an "independent director" serve as Chairman of the Board of Directors and (ii) that the Company's Board of Directors take the necessary steps to amend the by-laws to require that no former chief execution officer of the Company serve as Chairman of the Board of Directors. Rule 14a-8(c) only allows a shareholder to submit one proposal. For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety.

In accordance with SEC Rule 14a-8(f), Peoples Energy Corporation is entitled to exclude your proposal unless you remedy this procedural deficiency. You can remedy this deficiency if, within 14 calendar days of your receipt of this letter, you resubmit to the Company only one proposal. In the event you elect to cure the technical deficiencies noted above, Peoples Energy Corporation reserves the right to exclude any proposal you may submit if in Peoples judgment the exclusion of any such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

Very truly yours,

Simon B. Halfin
Counsel

Writers Direct Dial
(312) 240-4411

Enclosures

"E"

07/08/2002

Mr. Simon B. Halfin
Counsel, Office Of General Counsel
Peoples Energy Corp.
130 E Randolph St., 23rd floor
Chicago, IL. 60601

Re: Shareholder Proposal

Dear Mr. Halfin

In response to your letter dated June 27, 2002, I don't believe my shareholder proposal is two shareholder proposals as stated in your letter. It is one proposal and only one proposal. The way my proposal was rewritten by you, makes it appear to be two proposals. Identical shareholder proposals have been submitted to the SEC, and have been on the proxy statements of other major corporations.

Under the advise of professional's in the industry, my revised shareholder proposal submitted on June 24, 2002 is my finial proposal unless the governing body, the SEC ask me to make minor changes. If Peoples Energy Corp. strongly believes my shareholder proposal is two proposal they can make a submission to exclude the proposal under SEC Rule 14a-8(f). The SEC will make the finial determination whether to exclude the proposal or make minor changes. This is similar to what Peoples Energy Corp. did last year.

Thank You for responding so quickly.

Thank You

Wayne S. Pasowicz TTEE
FOR THE
Wayne S. Pasowicz Rev TR. UAD 8/30/99
7320 N. Oconto Av.
Chicago, IL. 60631

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peoples Energy Corporation
Incoming letter dated September 16, 2002

The proposal urges the board to take the necessary steps to require that an independent director who has not served as chief executive officer of the company serve as chairman of the board.

We are unable to concur in your view that Peoples Energy may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Recast the sentence that begins "The main purpose of the Board . . ." and ends ". . . including the CEO and CFO" as the proponent's opinion;

- Recast the sentence that begins "Separating the position of Chairman . . ." and ends ". . . at Peoples Energy Corp" as the proponent's opinion;

- Specifically identify the institutional investors to which the proponent refers in the sentence that begins "Many institutional investors . . ." and ends ". . . oversight of management" and provide factual support in the form of a citation to a specific source, or delete the reference to "many" institutional investors in that sentence;

- Delete the sentence that begins "For example, CALPERS' Corporate . . ." and ends ". . . directors interact with management"; and

- Specifically identify the potential legal liabilities to which the proponent refers in the sentence that begins "In the proponent's opinion . . ." and ends ". . . legal liabilities going forward" or delete "; 3) Minimize the potential legal liabilities going forward" in that sentence

Accordingly, unless the proponent provides Peoples Energy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Peoples Energy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Peoples Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Keir Devon Gumbs
Special Counsel